UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant information – Grupo Supervielle Announces Return of Patricio Supervielle to Management Team as CEO.

Buenos Aires, June 19, 2020

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant information – Grupo Supervielle Announces Return of Patricio Supervielle to Management Team as CEO

To whom it may concern,

Buenos Aires, June 19, 2020 - Argentina Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, announced that Patricio Supervielle, Founder & Chairman of the Board is resuming as CEO of the Company effective June 30, 2020. Jorge Ramirez expressed his intention to step down from the day-to-day operational responsibilities as CEO of Grupo Supervielle and Banco Supervielle, but will remain on the Board of Directors of the Company as Vice Chairman and will continue to chair the Risk Management Committee providing strong strategic and advisory support to Patricio Supervielle.

Simultaneously, the Company reported that Alejandra Naughton has been appointed Board member of its subsidiaries Banco Supervielle, Cordial Compañía Financiera, Supervielle Seguros, InvertirOnline and Supervielle Agente de Negociación. Consequently, she is stepping down from her role as CFO of Grupo Supervielle. Replacing her as CFO is Mariano Biglia, Grupo Supervielle’s current Head of Administration, Tax and Finance, effective June 30, 2020. Furthermore, Ana Bartesaghi, Head of IR and Treasurer will now report to the CEO of Grupo Supervielle, underscoring the Company’s sustained commitment to its current proactive investor communications.

In addition, the Company announced that Alejandro Stengel who has served as Deputy CEO and COO of Banco Supervielle since April 2019 will now become CEO of the bank effective June 30, 2020. Mr. Stengel has also served as Board member of Grupo Supervielle since 2010. In turn, Silvio Margaria will become Deputy CEO and COO of Banco Supervielle also effective June 30, 2020.

“I wish to thank Jorge for his significant contributions as CEO of Grupo Supervielle over the past two years and look forward to continue working with him in his ongoing role as Vice Chairman of the Board and Chair of the Risk Management Committee,” said Patricio Supervielle, Chairman of Grupo Supervielle. “We are living in extraordinary times, and as we navigate the Covid-19 pandemic we will continue to execute the strategy that Jorge was instrumental in moving forward. Enhancing customer experience and accelerating digital adoption will remain the cornerstone of our strategy in a low-touch world. We will continue to focus on credit quality and cost controls, strengthening operational capabilities and being well prepared to capture the opportunity ahead when growth resumes.

Mr. Supervielle continued, “Since joining Supervielle in 2008, Alejandra Naughton has overseen the attainment of significant milestones by the Company. In addition to this, her extensive experience at the Central Bank of Argentina, including as Deputy General Manager, will be valuable to the boards of our subsidiaries to strengthen oversight of regulatory related matters further. Leveraging her successful experience since the Company’s IPO, she will continue to provide support to our Investor Relations Program. This move also comprises another step forward for Grupo Supervielle in enhancing its strong corporate governance practices through advancing gender diversity at the subsidiary board levels, an initiative that has been in place for many years at the Group level. I also welcome Mariano Biglia as our Company’s new CFO and look forward to working closely with him as he takes this well-deserved next step in his career.”

On the appointment of Alejandro Stengel as CEO of Banco Supervielle, Mr. Supervielle commented, “Alejandro’s strong operational and leadership skills were key in steering our customer centric strategy and implementing Agile methodology throughout our Company. He will ensure that our commitment to digital transformation, efficiency and profitability remain on track.”

Jorge Ramírez noted, “Patricio is an active Chairman and his leadership and perspective have had an important impact on the Company. I very much valued his input and support throughout my tenor as CEO and over the last 10 years of working together. As a result, I expect this transition to be seamless. As Vice Chairman of Grupo Supervielle, I look forward to continue providing support on strategic matters and chairing the Risk Management board Committee.”

Alejandra Naughton, commented: “I am very pleased to have the opportunity to further evolve in my career in a company that has given me such amazing opportunities for personal growth. I am honored to join the Board of Directors of Grupo Supervielle’s subsidiaries and to take on a stewardship role as the Company pursues its responsibilities with the market. I am also proud that Mariano Biglia will take over the role of CFO of Grupo Supervielle. Mariano has worked closely with me in establishing a strong and solid financial function for the Company and I wish him all the best in this new position.”

Mariano Biglia joined Grupo Supervielle as head of financial reporting in 2010, and since 2016 has served as head of administration, tax and finance, leading the financial reporting team for Supervielle’s IPO and Follow On. Earlier, he held several positions within the Techint Group, where he worked on the IPO of Tenaris and Ternium and served as Controller of Ternium’s US subsidiary. He is a Certified Public Accountant with a degree from the University of Buenos Aires, holds an Advanced Management Program degree (AMP) from Kellogg School of Management at Northwestern University and is a CFA charterholder.

Silvio Margaria joined Supervielle in 2016 and has served as Head of Personal and Business Banking since April 2019. Before joining Supervielle, he led the Middle Market Companies group at Banco Macro S.A. Previously, he held several managerial positions overseeing nationwide retail banking networks, as well as corporate banking at international banks such as BankBoston, N.A. and Standard Bank S.A. He holds a Law degree from Universidad Católica Argentina and attended the Executive Development Program of the Universidad Austral Business School.

The appointments of Alejandro Stengel, Alejandra Naughton and Silvio Margaria are subject to the customary Central Bank and corresponding approvals.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 19, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer